MASTER SERVICES AGREEMENT

This MASTER SERVICES AGREEMENT (this "Agreement") is entered into as of May 15, 2020 (the "Effective Date"), by and between UGIV, LLC, a Delaware limited liability company, having a principal place of business at 7033 E. Greenway Parkway, Suite 110, Scottsdale, AZ 85254 ("UGIV") and Uncommon Charitable Impact, Inc., an Arizona nonprofit corporation, having a principal place of business at 14747 N. Northsight Blvd., Suite 111-471, Scottsdale, AZ 85260 ("UCI") (each referred to individually as a "Party", and collectively as the "Parties").

WHEREAS, UGIV has developed (and continues to develop) a digital giving platform which includes both website and mobile applications (the "Platform"), designed to connect donors and caregivers in an efficient and trustworthy manner;

WHEREAS, the Parties have concurrently entered into a separate License Agreement dated May

15, 2020 (the "License Agreement"), pursuant to which UGIV has granted UCI certain rights and licenses to the Platform and other UGIV intellectual property; and

WHEREAS, in connection with UCI's use of the Platform, the Parties wish for UGIV to provide UCI certain technical, administrative, and professional services as described in one or more statements of work hereunder.

NOW, THEREFORE, for and in consideration of the mutual promises set forth herein and for other good and valuable consideration, receipt of which is hereby acknowledged, UGIV and UCI hereby agree as follows:

ARTICLE 1. DEFINITIONS

The terms defined below will have the meanings given to such terms therein.

"Affiliate" means, as to the subject entity, any other entity that controls, is controlled by, or is under common control with, the subject entity.

"Confidential Information" will mean all information, in any form, furnished or made available directly or indirectly by one Party to the other, including the terms and conditions of this Agreement. In the case of UGIV, Confidential Information will include, but will not be limited to, (A) all information concerning the operations, affairs and businesses of UGIV and its Affiliates, the financial affairs of UGIV and its Affiliates, and the relations of UGIV and its Affiliates with its employees, subcontractors and service providers, (B) all non-public information regarding the Platform and Deliverables, including its source code, and (C) User Data. In the case of UCI, Confidential Information will include, but will not be limited to, all information concerning the operations, affairs and businesses of UCI and its Affiliates, the financial affairs of UCI and its Affiliates, and the relations of UCI and its Affiliates with its employees, subcontractors and service providers. "Confidential Information" will not include information that (a) is independently developed by the recipient without violating the disclosing Party's proprietary rights, (b) is or becomes publicly known other than through unauthorized disclosure (provided that personally identifiable information will be considered Confidential Information even if generally available), (c) is disclosed by the owner of such information to a third party free of any obligation of confidentiality, (d) is already known by the recipient at the time of disclosure, and the recipient has no obligation of confidentiality or (e) is rightfully received by a Party free of any obligation of confidentiality.

"Deliverables" means the deliverables provided by UGIV to UCI pursuant to the applicable SOW.

"Fees" means the fees described in the applicable SOW.

"Taxes" means any direct or indirect local, state, federal or foreign taxes, levies, duties or similar governmental assessments of any nature, including value-added (VAT), GTS, excise, sales, use or withholding taxes.

"Services" means the services described in the applicable SOW.

"SOW" means Exhibit A hereto and any additional statements of work entered into between the

Parties under this Agreement.

"Users" means users of the Platform, including donors and caregivers.

"User Data" means any information or data submitted by or on behalf of Users (i) through the

Platform to either UCI or UGIV; or (ii) directly to UCI or UGIV in connection with use of the Platform.

ARTICLE 2. SERVICES

Section 2.01      Services. UGIV will perform the Services (and provide the Deliverables) as described in the applicable SOW. Any additional requested Services will require either an additional SOW, or a change order executed by both Parties to add such Services to an existing SOW. Each SOW will be subject to the terms and conditions of this Agreement, which are automatically incorporated fully into each SOW. At all times, solicitation for contributions will be for and by UCI. In the event of a conflict between the terms of this Agreement and those of a given SOW, the terms of this Agreement will prevail unless the Parties expressly state their intent to vary such terms for purposes of a given SOW.

Section 2.02      Ownership and License. "UGIV-Owned Deliverables" means any Deliverables that constitute modifications, improvements, or derivative works of the Platform or other existing UGIV technology or intellectual property, or that incorporate any UGIV-owned trademarks (including, for avoidance of doubt,  the UC Marks as that term is used in the License Agreement). "UCI-Owned Deliverables" means any Deliverables that are not UGIV-Owned Deliverables. UCI hereby assigns, and will automatically assign, to UGIV any right, title, or interest it may acquire in or to any UGIV-Owned Deliverables (which will be licensed to UCI subject to the License Agreement). UGIV hereby assigns, and will automatically assign, to UCI any right, title, or interest it may acquire in or to any UCI-Owned Deliverables. Notwithstanding the definitions in this paragraph, the Parties may from time to time agree (in an SOW or other writing) that a particular Deliverable will be owned by UGIV or UCI, in which case such Deliverable will be deemed to be a UGIV-Owned Deliverable or UCI-Owned Deliverable, as applicable.

Section 2.03      Project Managers. Each Party will appoint an individual to serve as its "Project Manager" for each SOW. Each Party's Project Manager will (i) be the primary representative of such Party under this Agreement, (ii) have overall responsibility for managing and coordinating the performance of such Party's obligations under this Agreement, and (iii) be authorized to act for and on behalf of such Party with respect to all matters relating to this Agreement. Notwithstanding the foregoing, a Project Manager may delegate such of his or her responsibilities to other employees and/or consultants or contractors, as such Project Manager deems appropriate and upon written or email notice to the other Party or its Project Manager. Each Party may change its Project Manager by providing the other Party prior written or email notice of such change.

ARTICLE 3. PAYMENTS

Section 3.01      Payments. UCI will pay UGIV the Fees on the schedule set forth in the applicable SOW. Additionally, UCI will pay any reasonable travel and other expenses as mutually agreed and actually incurred by UGIV in performance of the Services; UGIV will provide reasonable receipts or other supporting documentation for such costs upon request. Unless otherwise specified in the applicable SOW, UGIV will invoice UCI monthly in arrears, and UCI will pay all invoiced amounts within 10 days from receipt of the applicable invoice.

Section 3.02      Taxes. Each Party will be responsible for any real or personal property taxes on property it owns or leases, for franchise and privilege taxes on its business, and for taxes based on its net income or gross receipts.

ARTICLE 4.

TERM AND TERMINATION

Section 4.01      Term. Unless terminated as set forth below, the term of this Agreement will commence on the Effective Date and will continue for a period of 10 years from the Effective Date (the "Initial Term"), as which point it will automatically renew for consecutive 10 year renewal periods (each, a "Renewal Term", and collectively with the Initial Term, the "Term") unless either Party gives at least 6 months' notice of non-renewal. The term of each SOW will be set forth therein. In the event of expiration or termination of this Agreement, this Agreement will continue to apply to any in-progress SOWs until such SOWs themselves expire or are terminated.

Section 4.02      Termination. This Agreement will automatically terminate upon termination or expiration of the License Agreement. A Party may terminate this Agreement, or the applicable SOW, by giving written notice to the other Party, if such other Party: (a) materially breaches any of its obligations hereunder or under such SOW (including any failure to pay any amount when due), and such breach is not cured within thirty (30) days after notice of breach; or (b) is or becomes insolvent, is unable to pay its debts as they come due, or enters into or files (or has filed or commenced against it) a petition, arrangement, application, action or other proceeding seeking relief or protection under the bankruptcy laws of the United States or any similar laws of the United States or any state of the United States or any other country.

Section 4.04      Tax-Exempt Status. UCI, as a tax-exempt organization, must abide by certain legal restraints to continue its tax-exempt status in good standing. It is the intent of the Parties that their activities under this Agreement satisfy these requirements. In the event that UCI's counsel reasonably determines that subsequent changes in tax law or the actual operations under this Agreement may jeopardize UCI's tax-exempt status, the Parties will negotiate diligently and in good faith to in an effort to amend the Agreement to address such issues in a manner that preserves UCI's tax-exempt status. If the Parties are unable to resolve such concerns within 30 days, this Agreement may be terminated by either Party upon written notice. Additionally, this Agreement will automatically terminate upon any loss of UCI's tax- exempt status in a final, non-appealable ruling.

Section 4.05      Effects of Termination. No termination or expiration of this Agreement will relieve a Party of its outstanding obligations at the time of such termination or expiration (including UCI's obligation to pay any committed, non-refundable third party costs reasonably incurred by UGIV in connection with the Services prior to termination or expiration). Section 2.02 (Ownership and License), Article 3 (Payments) (with respect to any amounts accrued during the Term), Article 5 (Confidentiality), Section 6.03 (Disclaimer), Article 7 (Indemnities), Article 8 (Liability), Article 9 (Non-Solicitation), and Article 10 (Miscellaneous Provisions) will survive any termination or expiration of this Agreement.

ARTICLE 5. CONFIDENTIALITY

Section 5.01      Confidentiality. All Confidential Information will be held in confidence by the recipient to the same extent and in at least the same manner as the recipient protects its own confidential information of a similar nature, but no less than reasonable means of protection. Neither UGIV nor UCI will disclose, publish, release, transfer, or otherwise make available Confidential Information of, or obtained from, the other in any form to, or for the use or benefit of, any person or entity without the disclosing Party's consent. Each of UGIV and UCI will, however, be permitted to disclose relevant aspects of the other's Confidential Information to its officers, directors, agents, professional advisors, contractors, subcontractors and employees and to the officers, directors, agents, professional advisors, contractors, subcontractors and employees of its Affiliates only to the extent that such disclosure is reasonably necessary for the performance of its duties and obligations, or exercise of its rights, under this Agreement; provided, however, that the recipient will take reasonable measures to ensure that Confidential Information of the disclosing Party is protected in accordance with the provisions of this Agreement, and the disclosing Party will be responsible for any breach caused, by such officers, directors, agents, professional advisors, contractors, subcontractors and employees. The obligations in this Article 5 will not restrict any disclosure pursuant to any law (provided that the recipient will give prompt notice to the disclosing Party of such requirement and provide all reasonable assistance to the discloser in obtaining a protective or similar order). Confidential Information disclosed under this Agreement will be subject to the terms of this Article 6 for the greater of five (5) years following the Term or so long as such Confidential Information remains protected as a trade secret under applicable law.

Section 5.02      Tax Treatment. Notwithstanding anything herein to the contrary, any Party subject to confidentiality obligations hereunder or under any other related document (and each employee, representative, or other agent of such Party) may disclose to any and all persons, without limitation of any kind, such party's U.S. federal income tax treatment and the U.S. federal income tax structure of the transactions contemplated by this Agreement and any other agreement related hereto and all materials of any kind (including opinions or other tax analyses) that are provided to the taxpayer relating to such tax treatment and tax structure.

Section 5.03      Unauthorized Acts. Without limiting either Party's rights in respect of a breach of this Article 5, each Party will:

(A)       promptly notify the other Party of any unauthorized possession, use or knowledge, or attempt thereof, of the other Party's Confidential Information by any person or entity that may become known to such Party;

(B)       promptly furnish to the other Party full details of the unauthorized possession, use or knowledge, or attempt thereof, and assist the other Party in investigating or preventing the recurrence of any unauthorized possession, use or knowledge, or attempt thereof, of Confidential Information;

(C)       reasonably cooperate with the other Party in any litigation and investigation against third parties deemed necessary by the other Party to protect its proprietary rights;

(D)       promptly use commercially reasonable efforts to prevent a recurrence of any such unauthorized possession, use or knowledge, or attempt thereof, of Confidential Information; and

(E)       bear the cost it incurs as a result of compliance with this Section.

Section 5.04      No Implied Rights. Nothing contained in this Article 5 will be construed as obligating a Party to disclose its Confidential Information to the other Party, or as granting to or conferring on a Party, expressly or impliedly, any rights or license to the Confidential Information of the other Party.

Section 5.05      Remedies. Each Party agrees that its breach of this Article 5 may cause the other Party irreparable harm for which monetary damages would be an inadequate remedy, and that therefore the non-breaching Party will be entitled to seek injunctive or equitable relief for any actual or threatened breach of this Article 5.

ARTICLE 6. REPRESENTATIONS AND WARRANTIES

Section 6.01      Mutual. Each Party represents and warrants that: (a) it is duly formed, validly existing and in good standing under the laws of its jurisdiction of organization; (b) it has all requisite corporate power and authority to execute, deliver, and perform its obligations under this Agreement; (c) its execution, delivery, and performance of this Agreement have been duly authorized by it, and will not conflict with, result in a breach of or constitute a default under any other agreement to which it is bound; and (c) it will comply with all applicable laws and regulations in its performance hereunder. Neither Party will make any representations nor warranties on the other Party's behalf without the other Party's prior written consent.

Section 6.02      Performance of Services. UGIV will provide the Services in a professional manner using reasonably qualified personnel. UGIV will use commercially reasonable efforts to meet any timelines stated in the applicable SOW, provided that UCI will be responsible for providing timely information, cooperation, and approvals to facilitate such efforts.

Section 6.03      Disclaimer. EXCEPT AS SPECIFIED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY OTHER REPRESENTATIONS AND WARRANTIES AND EACH EXPLICITLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A SPECIFIC PURPOSE.

ARTICLE 7. INDEMNITIES

Section 7.01      Mutual Indemnification. Each Party will indemnify, defend, and hold the other Party, its Affiliates, and their respective agents, officers and employees (collectively, the "Indemnitees") harmless from and against any loss or damage (including reasonable attorneys' fees) incurred in connection with claims, demands, suits or proceedings (collectively, "Claims") made or brought by a third party against the Indemnities resulting from the indemnifying Party's gross negligence or willful misconduct related to this Agreement or from the indemnifying Party's material breach of any of its representations, warranties or obligations under this Agreement.

Section 7.02      Procedures. With respect to the indemnification obligations in  this Article 7 (Indemnities), the Indemnitees will: (i) promptly give written notice of the Claim to the indemnifying Party (provided no failure to do so will relieve the indemnifying Party of its indemnification obligations unless the indemnifying Party is materially prejudiced thereby); (ii) give the indemnifying Party sole control of the defense and settlement of the Claim (provided the indemnifying Party may not settle or defend any Claim unless it unconditionally releases the indemnified Party of all liability); and (iii) provide to the indemnifying Party, at the indemnifying Party's cost, all reasonable assistance requested by the indemnifying Party.

ARTICLE 8. LIABILITY

Section 8.01      Limitations of Liability.

(A)       IN NO EVENT, WHETHER IN CONTRACT, IN TORT (INCLUDING BREACH OF WARRANTY, NEGLIGENCE AND STRICT LIABILITY IN TORT) OR OTHERWISE, WILL A PARTY BE LIABLE FOR INDIRECT OR CONSEQUENTIAL, EXEMPLARY, PUNITIVE OR SPECIAL DAMAGES EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES IN ADVANCE.

(B)       Each Party's total liability arising out of or related to this Agreement, whether in contract, tort, (including breach of warranty, negligence and strict liability in tort) or otherwise will be limited for all claims in the aggregate to an amount equal to the amounts actually received by UGIV from UCI under this Agreement and the License Agreement during the twelve (12) months prior to the date of the first claim.

(C)       Notwithstanding the foregoing, the limitations set forth in Section 8.01(a) and Section 8.01(b) will not apply: (i) with respect to damages occasioned as a result of the grossly negligent acts, willful misconduct or fraud of either party or their Agents or their employees or subcontractors; (ii) with respect to payment owed by UCI to UGIV; (iii) with respect to damages for bodily injury or damages to real or tangible personal property caused by a Party or its employees or subcontractors; (iv) with respect to amounts a Party is responsible for under Article 7 (Indemnities); and (v) with respect to damages occasioned by a breach of Article 5 (Confidentiality).

(D)       Nothing in this Agreement will affect either Party's duty to mitigate damages (even if caused by the other Party's breach) via any commercially reasonable actions or steps.

ARTICLE 9.

NON-SOLICITATION

Section 9.01      Non-Solicitation. Both Parties agree that, during the Term of this Agreement and for one (1) year after the termination of this Agreement, neither Party will, for any reason, either directly or indirectly, solicit, recruit or attempt to persuade any person to terminate an employment or independent contractor relationship with the other Party without the other Party's prior written consent. Notwithstanding the foregoing, either Party may make general, public solicitations for employment (such as posting on job boards) and the engagement of any individual who responds to such solicitations (without having been otherwise targeted or solicited) will not be deemed a breach of this paragraph.

ARTICLE 10. MISCELLANEOUS PROVISIONS

Section 10.01    Relationship of the Parties. As pertains to this Agreement, the Parties intend to create an independent contractor relationship and nothing contained in this Agreement will be construed to make either UGIV or UCI partners, joint venturers, principals, agents (except as expressly set forth in this Agreement) or employees of the other. No officer, director, employee, agent, affiliate, or contractor retained by UGIV to perform work on UCI's behalf under this Agreement will be deemed to be an employee, agent or contractor of UCI. Neither Party will have any right, power or authority, express or implied, to bind the other Party.

Section 10.02    No Third Party Beneficiaries. Except as otherwise provided, each Party intends that this Agreement will not benefit, or create any right or cause of action in or on behalf of, any person or entity other than the Parties.

Section 10.03    Notices. Except as otherwise specified in this Agreement, all notices, requests, consents, approvals, agreements, authorizations, acknowledgements, waivers and other communications required or permitted under this Agreement will be in writing and will be deemed given when delivered by hand or by overnight express service to the address specified below.

In the case of UGIV:

UGIV, LLC

Attn: Dave McMaster

Address: 7033 E. Greenway Parkway, Suite 110, Scottsdale, AZ 85254

Email: dave@uncommon.today

In the case of UCI:

Uncommon Charitable Impact, Inc. Attn: Curtis Hail

Address: 14747 N. Northsight Blvd., Suite 111-471

Scottsdale, AZ 85260

Email: curtis@uncommoncharitable.org

Section 10.04    Waivers. No delay or omission by either Party to exercise any right or power it has under this Agreement will impair or be construed as a waiver of such right or power. A waiver by any Party of any breach or covenant will not be construed to be a waiver of any succeeding breach or any other covenant. All waivers must be signed by the Party waiving its rights.

Section 10.05    Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be contrary to law, then the remaining provisions of this Agreement, if capable of substantial performance, will remain in full force and effect, and to the extent practicable, the provision found contrary to law will be restated to reflect as nearly as possible the original intent of the parties in accordance with applicable law.

Section 10.06    Assignment. Neither Party will assign or transfer this Agreement, whether by operation of law or otherwise, without the prior written consent of the other Party (which will not be unreasonably delayed or withheld). Notwithstanding the foregoing, UGIV may assign or transfer this Agreement to any Affiliate or to the surviving, acquiring, or successor entity in the event of a merger, stock sale, sale of substantially all assets, or other such transaction or reorganization. Any attempt by either Party to assign its rights or obligations under this Agreement in breach of this paragraph will be void and of no effect. Subject to the foregoing, this Agreement will bind and inure to the benefit of the Parties, their respective successors and permitted assigns.

Section 10.07    Governing Law. This Agreement and the rights and obligations of the Parties under this Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without reference to choice of laws rules.

Section 10.08    Dispute Resolution. In the event of any disputes arising in connection with this Agreement, the Parties will first make a good faith efforts to resolve the dispute through informal discussions and meetings. If the Parties are unable to informally resolve such dispute within 30 days, either

Party may commence arbitration proceedings. Subject to the informal dispute resolution efforts described above, each Party irrevocably agrees to resolve disputes in any way arising out of this Agreement solely and exclusively through binding arbitration using the dispute resolution procedures of the American Arbitration Association, with the location of the arbitration being in Maricopa County, Arizona. All arbitration proceedings will be confidential. Each Party understands and agrees that it is hereby waiving its right to litigate disputes in court, whether in front of a judge or jury. Notwithstanding the foregoing, each Party reserves the right to seek injunctive or other equitable relief at any time from any court of competent jurisdiction.

Section 10.09    Entire Agreement. This Agreement and the Exhibits to this Agreement constitutes the entire agreement between the Parties with respect to its subject matter, and supersedes all previous and contemporaneous agreements, proposals or representations, written or oral, concerning such subject matter. Except as otherwise expressly set forth in the body of this Agreement or in any of the Exhibits, in the event of a conflict between the provisions in the body of this Agreement and the Exhibits, the provisions in the body of this Agreement will prevail over the Exhibits.

Section 10.10    Amendments. No amendment to, or change, waiver or discharge of, any provision of this Agreement will be valid unless in writing and signed by an authorized representative of each of the Parties.

Section 10.11    Counterparts. This Agreement may be executed by facsimile and in counterparts, which taken together will form one single agreement between the Parties.

Section 10.12    Force Majeure. Neither Party will be liable for any delay or failure to perform to the extent due to causes beyond their reasonable control (which may include natural disaster, terrorist attack, failure or telecommunications networks, pandemic, or other force majeure events), provided the affected Party uses all commercially reasonable efforts to promptly resume performance.

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EXHIBIT A

INITIAL STATEMENT OF WORK

SOW Term: Begins 5/16/2020 and ends 12/31/2024

UGIV Project Manager	UCI Project Manager
Name: Dave McMaster	Name: Curtis Hail
Title: President	Title: Executive Director
Phone: (480) 433-1817	Phone: (214) 642-9327
Email: dave@uncommon.today	Email: curtis@uncommoncharitable.org

Services and Deliverables:

   Front of the house services:

o Customer support & operations

o Donor acquisition, maintenance (Donor experience)

o Caregiver acquisition, maintenance (Caregiver experience)

o Business development

   Back of the house services:

o Accounting, finance, tax / reporting services

o Financial / accounting support (day to day)

o HR support

o Admin support (office space etc.)

o Regulatory support (IRS, federal and state fundraising laws regarding the Platform)

o Website support

o Cash management

Services Fee: Nine percent (9%) of gifts (dollars) transacted on the Platform in each month.

Services Fee Cap: In no event shall the Services Fee exceed the following formula for the month in question:

Monies received by UCI from normal operations, excluding gifts (donations) Less:    Third party payment processor fees

Less:    Insurance premiums for business related coverages including, but not limited to, D&O,

excess liability, workers' compensation, general liability, and cyber

Less:    Form 990 preparation costs

Less:    Legal fees

Less:    Personnel costs (i.e., any amounts paid to or for employees for the given month including gross salary, insurance premiums, discretionary bonuses, and payroll taxes)

Less:    Up to $3,000 per month in other operating costs (including business travel and entertainment expenses, software subscription fees, and hardware costs)

Less:    Monthly License Fee (as defined in the License Agreement)

The Parties agree to review the calculation of the Services Fee Cap from time to time to ensure UCI remains at all times a viable operating entity.

Invoice and Payment Schedule: UGIV will invoice UCI for the Services Fee monthly in arrears, and UCI will pay such invoices within ten (10) days from receipt.